UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Jason May
Chief Executive Officer
Graphene & Solar Technologies Ltd
11201 North Tatum Boulevard, Suite 300
Phoenix, AZ 85028

Re: Graphene & Solar Technologies Ltd
Form 10-K for the Fiscal Year ended September 30, 2024
Filed July 15, 2025
File No. 333-174194

Dear Jason May:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation